UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Estre Ambiental, Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G3206V100
(CUSIP Number)

BTG Pactual G7 Holding S.A.
Praia de Botafogo, 501
5th Floor
Rio de Janeiro
22250-040 RJ
Brazil
Tel: (11) 3383-2000)

Copy to:

J. Mathias von Bernuth, Esq.
Michael A. Civale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Avenida Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, Brazil 04538-133
Tel: 55-11-3708-1820
Fax: 55-11-3708-1845
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual G7 Holding S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 20,062,197 shares (1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,062,197 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,062,197 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)
14	Type of Reporting Person (See Instructions) OO
___________________
(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) owns 9,875,718 Ordinary Shares. FIM Crédito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 Ordinary Shares.

(2)
Based on 45,636,732 Ordinary Shares outstanding as of February 23, 2018 as disclosed in the Issuer’s registration statement on Form F-1 filed on February 23, 2018 with the Securities and Exchange Commission.

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual Holding S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 20,062,197 shares (1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,062,197 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,062,197 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)
14	Type of Reporting Person (See Instructions) OO
____________________
(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) owns 9,875,718 Ordinary Shares. FIM Crédito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 Ordinary Shares.

(2)
Based on 45,636,732 Ordinary Shares outstanding as of February 23, 2018 as disclosed in the Issuer’s registration statement on Form F-1 filed on February 23, 2018 with the Securities and Exchange Commission.

CUSIP No. G3206V100
1	Names of Reporting Persons. Banco BTG Pactual S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 20,062,197 shares (1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,062,197 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,062,197 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)
14	Type of Reporting Person (See Instructions) OO
__________________
(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) owns 9,875,718 Ordinary Shares. FIM Crédito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 Ordinary Shares.

(2)
Based on 45,636,732 Ordinary Shares outstanding as of February 23, 2018 as disclosed in the Issuer’s registration statement on Form F-1 filed on February 23, 2018 with the Securities and Exchange Commission.

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual Gestora de Recursos Ltda.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 20,062,197 shares (1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,062,197 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,062,197 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)
14	Type of Reporting Person (See Instructions) OO
__________________
(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) owns 9,875,718 Ordinary Shares. FIM Crédito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 Ordinary Shares.

(2)
Based on 45,636,732 Ordinary Shares outstanding as of February 23, 2018 as disclosed in the Issuer’s registration statement on Form F-1 filed on February 23, 2018 with the Securities and Exchange Commission.

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual Principal Investments Fundo de Investimento em Participações
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 20,062,197 shares (1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,062,197 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,062,197 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)
14	Type of Reporting Person (See Instructions) OO
__________________
(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) owns 9,875,718 Ordinary Shares. FIM Crédito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 Ordinary Shares.

(2)
Based on 45,636,732 Ordinary Shares outstanding as of February 23, 2018 as disclosed in the Issuer’s registration statement on Form F-1 filed on February 23, 2018 with the Securities and Exchange Commission.

CUSIP No. G3206V100
1	Names of Reporting Persons. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 20,062,197 shares (1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,062,197 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,062,197 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)
14	Type of Reporting Person (See Instructions) OO
____________________
(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) owns 9,875,718 Ordinary Shares. FIM Crédito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 Ordinary Shares.

(2)
Based on 45,636,732 Ordinary Shares outstanding as of February 23, 2018 as disclosed in the Issuer’s registration statement on Form F-1 filed on February 23, 2018 with the Securities and Exchange Commission.

CUSIP No. G3206V100
1	Names of Reporting Persons. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 20,062,197 shares (1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,062,197 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,062,197 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)
14	Type of Reporting Person (See Instructions) OO
__________________
(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) owns 9,875,718 Ordinary Shares. FIM Crédito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 Ordinary Shares.

(2)
Based on 45,636,732 Ordinary Shares outstanding as of February 23, 2018 as disclosed in the Issuer’s registration statement on Form F-1 filed on February 23, 2018 with the Securities and Exchange Commission.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends and restates the Schedule 13D filed on January 2, 2018, as amended on February 27, 2018 (as amended, the “Schedule 13D”) relating to the ordinary shares, $0.0001 par value per share of Estre Ambiental, Inc. (the “Ordinary Shares”).

This Amendment No. 2 is being filed to update the beneficial ownership information in the Schedule 13D following the transfer of ownership of 197,441 Ordinary Shares for no consideration from Iron Fundo de Investimento em Participações — Multiestratégia Investimento no Exterior to certain holders of interests therein who are not affiliated with any of the Reporting Persons indentified herein, which occurred on June 13, 2018.

In addition, this Amendment No. 2 corrects typographical errors in the filing and removes Iron Fundo de Investimento em Participações — Multiestratégia Investimento no Exterior as a person filing the Schedule 13D and contains a new Joint Filing Agreement in relation thereto.

Item 1.         Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (the “Issuer”). The principal executive offices of the Issuer are located at Presidente Juscelino Kubitschek, 1830, Tower I, 3rd Floor, Itaim Bibi, São Paulo, São Paulo, 04543-900, Brazil.

Item 2.         Identity and Background.

(a)	Name of Person filing this Statement:

The name of the persons (collectively, the “Reporting Persons”) filing this Statement:

(i)	BTG Pactual G7 Holding S.A.;

(ii)	BTG Pactual Holding S.A.;

(iii)	Banco BTG Pactual S.A.;

(iv)	BTG Pactual Gestora de Recursos Ltda.;

(v)	BTG Pactual Principal Investments Fundo de Investimento em Participações (“BTG Pactual FIP”);

(vi)	Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”); and

(vii)	Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”).

(b)	Residence or Business Address:

The principal business address of the Reporting Persons is:

(i)	BTG Pactual G7 Holding S.A.: Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil;

(ii)	BTG Pactual Holding S.A.: Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil;

(iii)	Banco BTG Pactual S.A.: Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil;

(iv)	BTG Pactual Gestora de Recursos Ltda.: Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil;

(v)	BTG Pactual FIP: Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil;

(vi)	FIP Turquesa: Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil; and

(vii)	FIM Crédito Privado: Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil.

(c)	Present Principal Occupation and Employment:

(i)	BTG Pactual G7 Holding S.A.: A holding company that holds certain of the voting shares of BTG Pactual Holding S.A.;

(ii)
 BTG Pactual Holding S.A.: A holding company through which the partners of the BTG Pactual Group hold their partnership equity and the entity that directly owns a majority of Banco BTG Pactual S.A.’s common shares;

(iii)	Banco BTG Pactual S.A.: A Latin American multi-service investment bank, asset manager and wealth manager;

(iv)	BTG Pactual Gestora de Recursos Ltda.: An asset manager managing the portfolio of third party and proprietary funds on a discretionary basis;

(v)	BTG Pactual FIP: An investment fund organized in Brazil;

(vi)	FIP Turquesa: An investment fund organized in Brazil; and

(vii)	FIM Crédito Privado: An investment fund organized in Brazil.

(d)	Criminal Convictions:

None of the Reporting Person has been charged or convicted in a criminal proceeding during the last five years.

(e)               Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)                Citizenship:

Each of the Reporting Persons is incorporated in Brazil.

Item 3.         Source and Amount of Funds or Other Consideration.

In October 2011, BTG Pactual, indirectly through its vehicle BPMB Digama Participações S.A., converted all the convertible debentures (the “Convertible Debentures”) issued by Estre Ambiental S.A. (“Estre”) then held by BTG Pactual into 16,818,904 of Estre’s common shares, then representing 20.9% of Estre’s capital stock. This was the first equity interest in Estre that any BTG Pactual entities beneficially owned. The Convertible Debentures were issued by Estre in August 2011. Subsequent to the acquisition of Estre’s common shares by BPMB Digama Participações S.A., BTG Pactual completed a number of internal reorganizations and additional capital investments in Estre which resulted in relevant BTG Pactual entities referred to below holding Estre’s common shares.

On December 21, 2017, the consummation of a business combination transaction (the “Transaction”) took place pursuant to the Amended and Restated Business Combination Agreement, dated as of September 11, 2017, as amended on December 7, 2017 and December 13, 2017 (the “Transaction Agreement”), by and among Boulevard Acquisition Corp. II (“Boulevard”), Estre, the Issuer (formerly named Boulevard Acquisition Corp II Cayman Holding Company) and BII Merger Sub Corp (“Merger Sub”).

Upon consummation of the Transaction, among other things, the former shareholders of Estre immediately prior to consummation of the Transaction received Ordinary Shares in exchange for the shares that such shareholders held in Estre. Accordingly, pursuant to the Transaction Agreement, BTG Pactual FIP received 9,097,026 Ordinary Shares, FIP Turquesa received 1,089,453 Ordinary Shares and Iron Fundo de Investimento em Participações — Multiestratégia Investimento no Exterior received 197,441 Ordinary Shares.

References to and the description of the Transaction Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement (including Amendment No. 1 and Amendment No. 2 thereto), which are filed as exhibits hereto and are incorporated by reference herein.

In addition, pursuant to a Private Agreement for Payment in Kind and Other Agreements entered into between Banco BTG Pactual S.A., Mr. Wilson Quintella Filho and Cygnus Asset Holding Ltd. (an entity beneficially owned by Mr. Quintella) on December 21, 2017 (the “Payment in Kind Agreement”), Cygnus Asset Holding Ltd. transferred to Banco BTG Pactual S.A. on December 22, 2017 a total of 9,875,718 Ordinary Shares, such transfer of Ordinary Shares being made in payment in kind of R$325 million of debt that was originally owed personally by Mr. Quintella and transferred to Cygnus Asset Holding Ltd. before the Payment in Kind. The number of Ordinary Shares transferred was equal to R$325 million divided by the product of $10.00 per Ordinary Share and the exchange rate from Brazilian Reais to US Dollars on the business day immediately before the closing date of the Transaction.

The foregoing is a summary of the material terms of the Payment in Kind Agreement, and is qualified in its entirety by reference to the full text of the Payment in Kind Agreement, a copy of which is incorporated by reference into Exhibit 4 hereto and incorporated herein by reference.

On February 26, 2018, Banco BTG Pactual S.A. transferred direct ownership of 9,875,718 Ordinary Shares to Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”) (the “Transfer”). FIM Crédito Privado is managed by Banco BTG Pactual S.A. Accordingly, since BTG Pactual G7 Holding S.A. is the indirect controller of both Banco BTG Pactual S.A. and FIM Crédito Privado, the Transfer did not cause any change in the voting and dispositive power that BTG Pactual G7 Holding S.A. may be deemed to share over 20,259,638 Ordinary Shares which, following the transfer referred to in the Explanatory Note hereto, has been reduced to 20,062,197 Ordinary Shares.

Item 4.         Purpose of Transaction.

The information set forth in Items 3 this Statement is incorporated by reference herein, as applicable.

All shares of the Issuer’s Ordinary Shares are held by the Reporting Persons for investment purposes. The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Persons may, from time to time, retain or sell all or a portion of their Ordinary Shares in the open market or in privately negotiated transactions. Any actions that the Reporting Persons might undertake will depend upon their review of numerous factors, including, among other things, the availability of Ordinary Shares for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Issuer’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the board of directors of the Issuer, financial planning, and other future developments

Other than in connection with the Business Combination that was consummated on December 21, 2017, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer and reserve the right to change, formulate and/or develop such plans or proposals.

The purpose of the Transfer was for internal structuring purposes.

Item 5.         Interests of Securities of the Issuer.

(a)	The information contained on the cover pages to this Statement is incorporated herein by reference.

(b)	The information contained on the cover pages to this Statement is incorporated herein by reference.

(c)	The information contained on the cover pages, the Explanatory Note hereto and Item 3 of this Statement is incorporated herein by reference.

(d)	None.

(e)               Not applicable.

Item 6.         Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 5 of this Statement is incorporated by reference herein, as applicable.

Upon the closing of the Transaction, the Company, certain persons and entities which hold the Ordinary Shares (including certain of the Reporting Persons) and Boulevard Acquisition Sponsor II, LLC holding certain of the warrants, issued by the Company (collectively, the “Investors”) entered into the Registration Rights and Lock-Up Agreement, dated as of December 21, 2017 (the “Registration Rights and Lock-Up Agreement”). Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Company is obligated to file, after it becomes eligible to use Form F-3 or its successor form, a shelf registration statement to register the resale by the Investors of the Ordinary Shares issuable in connection with the Transaction. The Registration Rights and Lock-Up Agreement also provides the Investors with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. The Registration Rights and Lock-Up Agreement also provides that certain Investors are restricted from selling their Ordinary Shares for a period of one year following the closing of the Transaction, subject to certain exceptions.

The foregoing is a summary of the material terms of the Registration Rights and Lock-Up Agreement, and is qualified in its entirety by reference to the full text of the Registration Rights and Lock-Up Agreement, a copy of which is incorporated by reference into Exhibit 5 hereto and incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit Number	Description
1.
Amended and Restated Business Combination Agreement, dated September 11, 2017, by and between Boulevard, Estre, the Issuer and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Boulevard with the Securities and Exchange Commission on September 12, 2017).

2.
Amendment No. 1 to the Amended and Restated Business Combination Agreement, dated December 7, 2017, by and among Boulevard, Estre, the Issuer and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Boulevard with the Securities and Exchange Commission on December 8, 2017).

3.
Amendment No. 2 to the Amended and Restated Business Combination Agreement, dated December 13, 2017, by and among Boulevard, Estre, the Issuer and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Boulevard with the Securities and Exchange Commission on December 18, 2017).

4.
Private Agreement for Payment in Kind and Other Agreements (English language translation from original Portuguese language document) (incorporated by reference to Exhibit 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 2, 2018).

5.
Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among the Company, Boulevard Acquisition Sponsor II, LLC and certain other persons (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Estre USA Inc. (a subsidiary of the Company) with the Securities and Exchange Commission on December 26, 2017).

99.1	Joint Filing Agreement dated June 15, 2018

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2018

BTG PACTUAL G7 HOLDING S.A.

	By:	/s/ Bruno Duque
Name: Bruno Duque
Title: Authorized Signatory

	By:	/s/ Roberto Sallouti
Name: Robert Sallouti
Title: Authorized Signatory

BTG PACTUAL HOLDING S.A.

	By:	/s/ Bruno Duque
Name: Bruno Duque
Title: Authorized Signatory

	By:	/s/ Roberto Sallouti
Name: Robert Sallouti
Title: Authorized Signatory

BANCO BTG PACTUAL S.A.

	By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

	By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

BTG PACTUAL GESTORA DE RECURSOS LTDA.

	By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

	By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

BTG PACTUAL PRINCIPAL INVESTMENTS FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES TURQUESA —MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO LS INVESTIMENTO NO EXTERIOR

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory